Exhibit 99.3

TURBO ENERGY, S.A. 2026 Extraordinary General Meeting of Shareholders The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on April 20, 2026 for action to be taken. 2026 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES TURBO ENERGY, S.A. (the “Company”) ADS CUSIP No.: 899924104.* ADS Record Date: April 6, 2026. Meeting Specifics: 2026 Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) to be held at the Company’s registered office: Plaza América 2, 4º AB, 46004, Valencia, Spain at 5:00 P.M. (Central European Time) on Monday, April 27, 2026 (11:00 A.M., Eastern Daylight Time) on first call. And in the event that the legally required quorum is not reached, at the same time on the following day, Tuesday, April 28, 2026, on second call. Remote attendance at the Extraordinary General Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Extraordinary General Meeting. Shareholders attending the Extraordinary General Meeting remotely will not be able to vote. They must submit their votes to the Company by mail or by proxy prior to the Extraordinary General Meeting. Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company’s website. Meeting Agenda: Please refer to the Company’s Notice of Extraordinary General Meeting enclosed herewith. The Notice of Extraordinary General Meeting is available online at www.turbo-e.com. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of September 26, 2023, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. Deposited Securities: Ordinary shares, par value €0.05 per share, of the Company. Custodians: Citibank Europe plc. *ADS CUSIP No. is provided solely as a convenience and without any liability for accuracy. The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Extraordinary General Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Bylaws of the Company and the provisions of the Deposited Securities, to vote, cause the Custodian to vote, or give voting instructions with respect to the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained therein.

PROPOSALS

1. To examine and, if applicable, approve the renewal of the delegation to the Board of Directors ("Board") to carry out capital increases granted by the Ordinary General Meeting held on June 24, 2025 under the provisions of Article 297.1(b) of the Capital Companies Act;

2. To examine and, if applicable, approve the renewal of the delegation to the Board the authority to issue bonds or convertible debentures and/or exchange for shares of the Company, as well as other instruments of a similar nature, granted by the Ordinary General Meeting held on June 24, 2025 under the provisions of Article 319 of the Regulations of the Commercial Registry and Article 511 of the Consolidated Text of the Capital Companies Act;

3. To consider the special report issued by the Board regarding the use of the delegation conferred by the Ordinary General Meeting held on June 24, 2025 in favor of the Board, of the power to increase the share capital under the provisions of Article 297.1(b) of the Capital Companies Act;

4. To grant powers for the execution and protocolization of agreements and proceedings to the execution of any public documents necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this Extraordinary General Meeting, including correction or rectification, if necessary;

5. To address requests and questions, if applicable; and

6. To read and approve, where appropriate, the minutes of the Extraordinary General Meeting.

The Board of Directors recommends a vote "FOR" all resolutions.

A Resolutions

	For	Against	Abstain
Resolution 1.	☐	☐	☐
Resolution 2.	☐	☐	☐
Resolution 3.	☐	☐	☐
Resolution 4.	☐	☐	☐
Resolution 5.	☐	☐	☐
Resolution 6.	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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